FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April 2007


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





Media Information

                                 26 April 2007

                  BG Group appoints new Non-Executive Director

BG Group has today announced the appointment of Dr John Hood as a Non-Executive Director with immediate effect.

Commenting on the appointment, BG Group's Chairman Sir Robert Wilson said: "We are delighted to announce this appointment. John's insight and varied experience will be a valuable addition to our Board."

                                     -ends-

Notes to Editors

Dr Hood, 55, has been Vice-Chancellor of the University of Oxford since October 2004. He was formerly Vice-Chancellor of the University of Auckland and a member of the Growth and Innovation Advisory Board and the Enterprise Council of the Prime Minister of New Zealand. He has also been a Director of a number of New Zealand-based companies including the Fonterra Co-operative Group Ltd and ASB Bank Limited, a subsidiary of the Commonwealth Bank of Australia, and was Chairman of Tonkin & Taylor Ltd.

BG Group is a global natural gas business. Active on five continents in 25 countries, it operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation.

BG Group plc confirms that there are no details to be disclosed under Section
9.6.13 (2) - (6) of the Listing Rules and Dr Hood has held no directorships in publicly-quoted companies in the past five years.

Enquiries:

Trina Fahey
Communications                      + 44 (0) 118 929 3110

Chris Lloyd
Investor Relations                  + 44 (0) 118 929 3018

www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 26 April 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary